STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	TELEPHONE: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

July 25, 2005

Jill S. Davis

Branch Chief

United States Securities And Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Integrated Environmental Technologies, Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2004
File March 30, 2005
Form 10-QSB for Fiscal Quarter Ended March 1, 2005
Filed May 17, 2005
File No. 0-26309

Dear Ms. Davis:

This correspondence is in response to a telephone call last week wherein Donald Stoecklein confirmed that our firm is coordinating with the Issuer and its independent accountants to respond to your comment letter dated July 12, 2005.

The Issuer believes it will be in a position to respond to your comments within the next few weeks.

Yours truly,

/s/ Stoecklein Law Group

Stoecklein Law Group

cc:	Integrated Environmental Technologies, Ltd.